CROSSHAIR EXPLORATION & MINING CORP.
(the “Corporation”)
Annual General Meeting of Shareholders
October 28, 2011

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the Meeting:	23,392,071
Total issued and outstanding Common Shares as at record date:	47,477,151
Percentage of issued and outstanding Common Shares represented:	49.27%

   General Business

1.	Davidson & Company were appointed as auditors of the Corporation until the close of the next annual general meeting of shareholders and the directors were authorized to fix their remuneration.

2.	The following nominees were elected as directors to serve until the close of the next annual general meeting or until their successors are duly elected or appointed:

•	Mark J. Morabito
•	Stewart Wallis
•	Ian Smith
•	Jay Sujir
•	Chris Collingwood
•	Derrick Gill

3.	The Shareholder Rights Plan Agreement was approved, confirmed and ratified.

4.	The Corporation’s change of name from Crosshair Exploration & Mining Corp. to Crosshair Energy Corporation was authorized.

5.
The Shareholders voted by ballot to approve the stock option grants of 650,000 options of the Corporation having such terms as described in the information circular.  The results of the vote were as follows:

For the Motion:	2,877,386 (50.42%)
Against the Motion:	2,829,306 (49.58%)
Total Shares Voted:	5,706,692 (12.01% of the issued and outstanding common shares)

6.
The acts, contracts, proceedings, appointments and payments of money by the Directors and Officers of the Corporation since the last annual general meeting of the Company as appear in the proceedings and records of the Company were approved, ratified and confirmed.

   No other business was voted upon at the Meeting.

   Dated:  October 31, 2011